SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )
________________________
ASTA FUNDING, INC.
 (Name of Subject Company)
________________________

MPF INVESTCO 4, LLC
(Offeror)
A direct wholly-owned subsidiary of
THE MANGROVE PARTNERS MASTER FUND, LTD.
(Parent of Offeror)
____________________________________

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
________________________

 046220109
 (CUSIP Number of Class of Securities)
________________________

NATHANIEL AUGUST
645 Madison Avenue, 14th Floor
New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
________________________

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

*           A filing fee is not required in connection with this filing as it relates to the preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
Rule 13e-4(i) (Cross-Border Issuer Tender Offer) Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The pre-commencement communication filed under cover of this Schedule TO relates solely to preliminary communications made before the commencement of a tender offer (the “Tender Offer”) by MPF InvestCo 4, LLC, a Delaware limited liability company and a wholly owned subsidiary of The Mangrove Partners Master Fund, Ltd, a Cayman Islands exempted company (“Mangrove”) for up to 3,000,000 shares of common stock of Asta Funding, Inc., a Delaware corporation (NASDAQ: ASFI) (“Asta”). On March 15, 2016, Mangrove issued a press release announcing that it intends to commence the Tender Offer.  A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

The Tender Offer referred to in the press release has not yet commenced. The press release is for informational purposes only and does not constitute an offer to sell or purchase, or the solicitation of tenders with respect to the shares of Asta.  No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, purchase or sale would be unlawful.  The Tender Offer will be made solely pursuant to the offering documents.  These documents will contain important information about the Tender Offer and shareholders are strongly encouraged to evaluate carefully all information in the offering documents and to consult their investment and tax advisors before making any decision regarding the tender of their shares.  If the Tender Offer is commenced, a tender offer statement on schedule to (the “Tender Offer Statement”) will be filed with the Securities and Exchange Commission (the “SEC”).  The Tender Offer Statement, including the offer to purchase, the letter of transmittal, and other related materials, will also be available to Asta’s shareholders at no charge on the SEC’s website at www.sec.gov.

Item 12. Exhibits.

Exhibit No.	Description/Exhibit
99.1	Press Release of Mangrove Partners, dated March 15, 2016.